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03013587

UNITED STATES
[S]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Newport Blvd., PH-327
(No. and Street)

Newport Beach, (City) California (State) 92663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George P. Morris 310-318-2244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR 03 2003
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, George Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Financial, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

ple see attached ack.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On 2-26-2003, before me, Vicki L Ranck, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared George Morris *only*
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

VICKI L. RANCK
COMM. #1242533
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Dec. 17, 2003
BCT4

Place Notary Seal Above

WITNESS my hand and official seal.

Vicki L Ranck
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation

Document Date: 2-26-2003 Number of Pages: one

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer
Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

MORRIS FINANCIAL, INC.

2700 NEWPORT BOULEVARD, PH-327
NEWPORT BEACH, CALIFORNIA 92663

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Mr. George P. Morris, President
Morris Financial, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Morris Financial, Inc., as of December 31, 2002 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Morris Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Morris Financial, Inc. as of December 31, 2002 and the results of it's operations, changes in shareholder's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 27, 2003

MORRIS FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash - Checking	$ 720	
Cash - Money market	5,964	
Special Trust	100	
		6,784
Loan to Affiliates and Shareholders		133,400
TOTAL ASSETS		$140,184

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		$ 0
SHAREHOLDER'S EQUITY		
Common Stock	$11,000	
Additional Paid-in Capital	55,017	
Retained earnings	74,167	140,184
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$140,184

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME		
	Consulting fees	$ 13,345
	TOTAL REVENUES	13,345
EXPENSES		
	Regulatory fees	1,075
	Other	1,299
	TOTAL EXPENSES	2,374
	INCOME BEFORE TAXES	10,971
	STATE INCOME TAX	3,815
	NET INCOME	$ 7,156

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2002	$11,000	$ 55,017	$ 67,011	$133,028
Net income	0	0	7,156	7,156
Balance, December 31, 2002	$11,000	$55,017	$ 74,167	$140,184

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net Income from Operations	$ 7,156
Changes in operating assets and liabilities:	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,156
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Increase in Loan to Affiliate	(10,700)
DECREASE IN CASH	(3,544)
Cash: Beginning of the year	10,328
Cash: End of the year	$ 6,784

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission. To date the Company has been largely inactive.

NOTE 2 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001 the Company had complied with both requirements. See page 7 for the computation of net capital requirements.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed as a small business corporation. As such, income and losses pass through to the shareholder and are taxable to the individual. The Company is required to pay a minimum state tax of $800. The current year state income tax includes the arrearage of previous years state taxes.

NOTE 4 - RELATED PARTY TRANSACTION

The Company performs consulting work for an affiliate company.

MORRIS FINANCIAL, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

Shareholder's Equity	$140,184
Non Allowable Assets:	
Loan to Affiliates and Shareholders	133,400
NET CAPITAL	$ 6,784
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,784
Percentage of aggregate indebtedness to net capital	0%

RECONCILIATION

The following is a reconciliation between unaudited and audited financial statements.

NONE REQUIRED

See accompanying notes to financial statements

<u>PART II</u>

MORRIS FINANCIAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Morris Financial, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Morris Financial, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 27, 2003